 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 30, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date:  April 30, 2009

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

30 April 2009

ANNOUNCEMENT FOR IMMEDIATE RELEASE

Smith & Nephew plc Resolutions Passed at Annual General Meeting

Smith & Nephew plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.

	FOR/DISCRETION	AGAINST	VOTE WITHHELD
Resolution	No. of Votes	No. of Votes	No. of Votes

1. To adopt the report and accounts	585,749,265	9,335,876	4,430,013

2. To approve the remuneration report	375,788,949	173,384,013	50,342,191

3. To confirm the interim dividends	597,186,411	91,589	2,235,994

4. To re-elect Mr David Illingworth	552,118,713	25,500,462	21,895,978

5. To re-elect Mr Joseph Papa	597,025,294	1,247,553	1,242,312

6. To re-elect Dr Rolf Stomberg	586,181,550	11,719,966	1,613,638

7. To reappoint the auditors	577,476,109	14,711,255	7,327,789

8. To authorise the directors to determine the remuneration of the auditors	592,433,210	5,762,773	1,319,176

9. To renew the directors' authority to allot shares	571,730,150	26,521,848	1,263,161

10. To adopt the revised rules of the Smith & Nephew French Sharesave Plan (2002)	594,715,282	3,191,012	1,608,860

11. Renew the directors' authority for disapplication of pre-emption rights	568,025,802	28,175,936	3,313,421

12. To renew the directors' limited authority to make market purchases of the Company's own shares	597,051,883	1,229,516	1,233,760

13. To authorise the Company to call general meetings, other than annual general meetings, on 14 clear days' notice	575,385,772	21,832,157	2,297,230

A copy of the Resolutions passed as Special Business at the Annual General Meeting are being submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary  Wharf
London
E14 5HS

Paul Chambers
Company Secretary